EX-FILING FEES
Calculation of Filing Fee Table

Schedule TO
(Form Type)

Prospect Floating Rate and Alternative Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	$223,438(1)	$147.60	$32.98(2)
Fees Previously Paid	N/A		—
Total Transaction Valuation	$223,438
Total Fees Due for Filing			$32.98
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$32.98

(1) On June 28, 2024, the Registrant offered to purchase up to the number of shares of its common stock that it can repurchase with the cash retained during the quarter ended March 31, 2024, as a result of issuing shares through its distribution reinvestment plan to shareholders who elected to receive their distributions in the form of additional shares of common stock rather than in cash, at a price equal to the net asset value as of July 31, 2024. The transaction valuation is estimated solely for purposes of calculating the filing fee and represents the total cost to Registrant of purchasing the estimated maximum number of shares pursuant to the offer utilizing the net asset value per share of $4.72 as of April 30, 2024.
(2) Calculated as 100% of the Transaction Valuation.